SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2010

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Alberto 366, Colonia Anahuac
11320 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

This Report on Form 6-K shall be deemed incorporated by reference into the Registrant’s Registration Statements on Form F-3ASR (File No. 333-162217),
Form F-4 (File No. 333-168131) and Form F-4 (File No. 333-168132).

AMÉRICA MÓVIL’S SECOND QUARTER OF 2010

FINANCIAL AND OPERATING REPORT

Mexico City, July 22, 2010 - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announced today its financial and operating results for the second quarter of 2010.

•       In the second quarter of 2010 América Móvil added 4.9 million subscribers—30.7% more than last year—bringing the total for the semester to 10.3 million. Our Brazilian operations gained  1.3 million subscribers in the quarter, followed by Mexico with one million, Argentina with 501 thousand and Tracfone with 460 thousand.

•       Our wireless subscriber base reached 211.3 million at the end of June. Together with our fixed lines and those accesses obtained through the integration of Telmex and Telmex Internacional, América Móvil ended June with 259.3 million accesses in the Americas, including 27.4 million fixed lines, 12 million fixed broadband accesses and 8.6 million television subscribers.

•       Second quarter revenues were up 11.9% year-on-year to 100.9 billion pesos with service revenues rising 10.8% annually helped along by data revenue growth of 41.6%. Revenues for the first semester were up 10.9% year-on-year to 200 billion pesos.

•       Operating income was up 5.8% year-on-year and reached 28.9 billion pesos, leading to a net income of 18.7 billion pesos. The latter was down 17.9% from a year before on account of the extraordinary foreign exchange gains registered then.

•       Our net debt came down by 11.9 billion pesos since December 2009 to 71.6 billion pesos in June.  This reduction already reflects the payments made for Telmex Internacional shares in the context of the tender offer that closed in June (26.8 billion pesos). Our capital outlays totaled 20.3 billion pesos.

América Móvil Fundamentals (IFRS)
Mexican Pesos
	2Q10	2Q09	Var. %	Jan - Jun '10	Jan - Jun '09	Var. %
EPS (Mex$)*	0.58	0.69	-16.0%	1.11	1.19	-7.3%
Earning per ADR (US$)**	0.93	1.04	-10.6%	1.75	1.72	1.4%
Net Income (millions of Mex$ )	18,732	22,811	-17.9%	35,606	39,371	-9.6%
Operating Income (millions of Mex$)	28,881	27,288	5.8%	58,280	53,758	8.4%
Shares Outstanding as of June 30th (billion)	40.54	32.76	23.7%	40.54	32.76	23.7%
ADRs Outstanding as of June 30th (millions) ***	591	616	-4.1%	591	616	-4.1%

(1) Net Income / Average Shares outstanding (the average shares outstanding number used for this calculation does not reflect the increase in AMX shares which occured by virtue of the acquisition of CGT and TII) (2) 20 shares per ADR (3) Reflects the increase in AMX post acquisition (4) As per Bank of NY Mellon

Relevant Events

On June 16th América Móvil announced the results of its tender offers for stock of Carso Global Telecom (CGT) and Telmex Internacional (TII), both of which expired on June 10th. We obtained 99.4% of the stock of CGT and 32.9% of TII’s through the tender offers.  In the first case the CGT stock was exchanged for 7.1 billion AMX shares; in the second one, 61% of the TII shares were tendered for AMX stock (1.3 billion AMX shares) and 39% for cash (26.8 billion Mexican pesos, equivalent to approximately 2.1 billion dollars). By July 16th our participation in CGT had risen to 99.9%.  AMX now owns directly or indirectly approximately 94.6% of TII’s outstanding shares and 59.4% of Telmex’ stock. As a result of these transactions the number of outstanding AMX shares increased from 32.1 billion to 40.5 billion shares.

América Móvil will be consolidating the results of both Telmex and TII beginning July 1st on the basis of the global consolidation method.

By virtue of the integration of the companies, América Móvil ended June with 259.3 million accesses in the Americas, of which 211.3 million were wireless subscribers, 27.4 million fixed lines, 12 million fixed broadband accesses and 8.6 million television subscribers.

In June, América Móvil brought about the largest bond issuance to date of a Latin American entity in the euro and sterling markets. It comprised three bond issues: a seven year one billion euro bond with a 3.75% coupon; a 12-year 750 million euro-denominated bond with a 4.75% coupon; and a 20-year 650 million sterling-denominated bond with a coupon of 5.75%. This transaction, its first one in Europe, marks the beginning of the development of a new funding base in Europe for América Móvil.

América Móvil's Subsidiaries & Affiliates as of June 2010

Country		Company	Business	Equity Participation	Consolidation Method

Subsidiaries
-	Mexico	Telcel	wireless	100.0%	Global Consolidation Method
-	Mexico	Telmex[1]	wireline	59.4%	Global Consolidation Method3
-	Mexico	Telmex Internacional[2]	wireline	93.8%	Global Consolidation Method3
-	Argentina	Claro	wireless	100.0%	Global Consolidation Method
-	Brazil	Claro	wireless	99.4%	Global Consolidation Method
-	Chile	Claro	wireless	100.0%	Global Consolidation Method
-	Colombia	Comcel	wireless	99.4%	Global Consolidation Method
-	Dominicana	Claro	wireless, wireline	100.0%	Global Consolidation Method
-	Ecuador	Conecel	wireless	100.0%	Global Consolidation Method
-	El Salvador	Claro	wireless, wireline	95.8%	Global Consolidation Method
-	Guatemala	Claro	wireless, wireline	99.2%	Global Consolidation Method
-	Honduras	Claro	wireless, wireline	100.0%	Global Consolidation Method
-	Jamaica	Claro	wireless	99.4%	Global Consolidation Method
-	Nicaragua	Claro	wireless, wireline	99.5%	Global Consolidation Method
-	Panama	Claro	wireless	100.0%	Global Consolidation Method
-	Paraguay	Claro	wireless	100.0%	Global Consolidation Method
-	Peru	Claro	wireless	100.0%	Global Consolidation Method
-	Puerto Rico	Claro	wireless, wireline	100.0%	Global Consolidation Method
-	Uruguay	Claro	wireless	100.0%	Global Consolidation Method
-	USA	Tracfone	wireless	98.2%	Global Consolidation Method

Affiliate
-	Mexico	Telvista	other	45.0%	Equity Method
(1) Holding through Carso Global Telecom, of which AMX hold 99.6%. (2) Holding of 60.7% through Carso Global Telecom, 33.2% directly. (3) The results of these companies will begin consolidating on July 1st.

In July, the bidding stage of the spectrum auctions in Mexico came to an end. Our Mexican subsidiary Telcel was successful in its bids for different segments in the 1.7/2.1GHz bands during the process. By virtue of this, Telcel will be granted the right to use two nationwide blocks of 10MHz in the 1.7/2.1GHz bands and an additional 10MHz in three of the nine regions in which Mexico is divided for such purposes (Regions 1, 5 and 8). This additional spectrum will enable Telcel to expand its wide array of data and value added services with the latest cutting edge technologies.

Wireless Subscribers

In the second quarter América Móvil added 4.9 million wireless subscribers—of which 20% were postpaid—to finish June with 211.3 million wireless clients in the Americas, 11.0% more than a year ago. Net additions were 30.7% greater than in the same period of last year. In Chile they were 2.6 times higher than in 2009 whereas in Mexico they were up 87.8% relative to last year, in Brazil 46.7% and in Peru 54.3%.

At the end of the period, we had 30 million postpaid wireless subscribers in our region of operations, 14.1% more than in the year-earlier quarter. Our postpaid subscriber base has been growing faster than our prepaid one for several years as we continue to expand our overall coverage and capacity and adopt new technologies.

Brazil led in terms of net adds with 1.3 million followed closely by Mexico with just over one million. Argentina with 501 thousand subs and Tracfone, in the U.S., with 460 thousand. Peru and Ecuador added approximately 300 thousand clients each, with Colombia picking up 234 thousand.

At the end of June we had 61.3 million subscribers in Mexico, 46.9 million in Brazil, 28.3 million in Colombia and 17.9 million in Argentina. We also had nearly 16 million clients in the U.S. Ecuador and Central America had 10 million subscribers each, while Peru ended the period with just over 9 million. The fastest growth in relative terms was observed in Chile and the U.S., with just over 27% year-on-year, followed by Peru with 17.8% and Brazil with 15.8%.

We estimate that wireless penetration in our region of operations was already close to 94% by the end of the period (excluding the U.S.).

Subscribers as of June 2010

Thousands
	Total(1)
Country	Jun'10	Mar'10	Var.%	Jun'09	Var.%
Mexico	61,293	60,265	1.7%	58,081	5.5%
Brazil	46,902	45,583	2.9%	40,486	15.8%
Chile	4,048	3,769	7.4%	3,185	27.1%
Argentina, Paraguay and Uruguay	19,157	18,686	2.5%	17,446	9.8%
Colombia and Panama	28,382	28,160	0.8%	27,133	4.6%
Ecuador	10,060	9,782	2.8%	8,842	13.8%
Peru	9,076	8,741	3.8%	7,704	17.8%
Central America	10,043	9,735	3.2%	9,312	7.9%
Caribbean	6,424	6,256	2.7%	5,633	14.0%
USA	15,912	15,452	3.0%	12,489	27.4%
Total Wireless	211,297	206,429	2.4%	190,311	11.0%
Central America	2,257	2,268	-0.5%	2,250	0.3%
Caribbean	1,507	1,515	-0.5%	1,568	-3.9%
Total Fixed	3,764	3,783	-0.5%	3,817	-1.4%
Total Lines	215,061	210,213	2.3%	194,128	10.8%

(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated. Total wireless historical data does not include recent acquisitions.

America Movil's Income Statement (IFRS)
Millions of MxP
	2Q10	1Q10	Var.%	2Q09	Var.%	Jan - Jun 10	Jan - Jun 09	Var.%

Service Revenues	93,213	91,319	2.1%	84,051	10.9%	184,532	168,298	9.6%
Net Service Revenues	88,768	87,641	1.3%	80,139	10.8%	176,409	160,418	10.0%
Equipment Revenues	12,100	11,039	9.6%	9,965	21.4%	23,139	19,553	18.3%
Commisions and Other Revenues	-4,445	-3,678	-20.9%	-3,913	-13.6%	-8,122	-7,880	-3.1%
Total Revenues	100,868	98,680	2.2%	90,104	11.9%	199,548	179,971	10.9%

Cost of Service	24,484	23,178	5.6%	19,826	23.5%	47,662	40,463	17.8%
Cost of Equipment	18,568	17,958	3.4%	17,167	8.2%	36,526	34,641	5.4%
Selling, General & Administrative Expenses	14,427	14,123	2.2%	13,559	6.4%	28,550	26,700	6.9%
Others	1,423	1,136	25.2%	1,186	19.9%	2,559	2,198	16.4%
Total Costs and Expenses	58,901	56,396	4.4%	51,739	13.8%	115,297	104,002	10.9%

Depreciation & Amortization	13,086	12,886	1.6%	11,077	18.1%	25,972	22,211	16.9%

Operating Income	28,881	29,398	-1.8%	27,288	5.8%	58,280	53,758	8.4%
% of Total Revenues	28.6%	29.8%		30.3%		29.2%	29.9%

Interest Expense	2,736	1,887	45.0%	1,793	52.7%	4,624	3,953	17.0%
Interest Income	-724	-551	-31.4%	-317	-128.5%	-1,275	-818	-55.9%
Net Interest Expense	2,012	1,336	50.6%	1,476	36.4%	3,349	3,135	6.8%
Other Financial Expenses	-329	2,864	-111.5%	975	-133.7%	2,535	381	n.m.
Foreign Exchange Loss	709	-2,165	132.8%	-5,394	113.1%	-1,455	-3,165	54.0%
Comprehensive Financing Cost (Income)	2,393	2,036	17.6%	-2,944	181.3%	4,429	351	n.m.

Income & Deferred Taxes	7,745	10,485	-26.1%	7,452	3.9%	18,230	14,108	29.2%
Net Income before Minority Interest and Equity	18,743	16,878	11.0%	22,780	-17.7%	35,621	39,298	-9.4%
Participation in Results of Affiliates
minus
Equity Participation in Results of Affiliates	9	11	-18.4%	58	-84.2%	20	118	-82.8%
Minority Interest	-21	-15	-33.6%	-27	22.6%	-36	-46	21.4%
Net Income	18,732	16,874	11.0%	22,811	-17.9%	35,606	39,371	-9.6%
n.m. Not meaningful

América Móvil Consolidated Results

With the Latin American and U.S. economies expanding throughout the second quarter subscriber growth continued firm providing support to the enlargement of our revenues. Data services remained very much in demand, with several countries doubling their data revenues from a year before.

Voice revenues, which tend to be cylical in nature, increased in the second quarter at a slighty faster pace than the region’s GDP whereas data revenues soared 41.6%. The share of data in service revenues continued its relentless drive upwards hitting 22% of service revenues in the quarter, up from 17.6% a year before.

Altogether, América Móvil’s revenues were up 11.9% year-on-year to 100.9 billion pesos, with service revenues rising 10.8% buoyed by data revenues that expanded 41.6%. In the six months to June they totaled 200 billion pesos, 10.9% more than a year before.

Balance Sheet (in accordance with IFRS)
América Móvil Consolidated
Millions of Mexican Pesos
	Jun '10	Dec '09	Var.%	Jun '09	Var.%		Jun '10	Dec '09	Var.%	Jun '09	Var%

Current Assets						Current Liabilities
Cash & Securities	154,740	27,446	463.8%	19,659	687.1%	Short Term Debt**	7,841	9,168	-14.5%	12,687	-38.2%
Accounts Receivable	48,910	55,927	-12.5%	47,195	3.6%	Accounts Payable	103,301	95,924	7.7%	92,096	12.2%
Other Current Assets	6,450	3,189	102.3%	7,542	-14.5%	Other Current Liabilities	33,108	35,642	-7.1%	26,292	25.9%
Inventories	20,983	21,536	-2.6%	21,557	-2.7%		144,251	140,734	2.5%	131,074	10.1%
	231,083	108,098	113.8%	95,954	140.8%

Non Current Assets
Plant & Equipment	210,458	224,740	-6.4%	215,626	-2.4%
Investments in Affiliates	105,416	975	10715.3%	897	11645.7%	Non Current Liabilities
						Long Term Debt	218,907	101,741	115.2%	102,456	113.7%
Deferred Assets						Other Non Current Liabilities	24,876	25,233	-1.4%	28,783	-13.6%
Goodwill (Net)	45,971	45,805	0.4%	44,664	2.9%		243,783	126,975	92.0%	131,239	85.8%
Intangible	39,806	45,822	-13.1%	47,248	-15.8%
Deferred Assets	22,628	21,170	6.9%	12,720	77.9%	Shareholder's Equity	267,328	178,901	49.4%	154,795	72.7%

Total Assets	655,362	446,610	46.7%	417,108	57.1%	Total Liabilities and Equity	655,362	446,610	46.7%	417,108	57.1%
** Includes current portion of Long Term Debt

The quarter’s operating income, 28.9 billion pesos, led to a net income of 18.7 billion pesos after allowing for financial costs of  2.4 billion pesos. Whereas operating income rose 5.8% year-on-year, net income was down 17.9% mostly on account of the extraordinary (and significant) foreign exchange gains obtained in the second quarter of 2009.  In the first half of the year our operating income and net income came in at 58.3 and 35.6 billion pesos respectively.

Our net debt declined to 71.6 billion pesos at the end of the quarter. It was 11.9 billion lower than at the end of 2009 even after allowing for the payments made for Telmex Internacional shares in the context of the tender offer that closed in June (26.8 billion pesos). Our capital expenditures totaled 14.8 billion pesos whereas our share buybacks and dividends added up to 5.5 billion pesos.

Financial Debt of América Móvil*

Millions of U.S. Dollars
	June '10	Dec '09
Peso Denominated Debt	3,262	2,019
Bonds and other securities	3,262	2,019
Banks and others	0	0
U.S. Dollar - denominated debt	8,749	4,365
Bonds and other securities	7,952	3,952
Banks and others	797	413
Debt denominated in other currencies	5,904	2,109
Bonds and other securities	4,190	788
Banks and others	1,714	1,321
Total Debt	17,915	8,493
Short term debt and current portion of long-term debt	620	702
Long-term debt	17,296	7,791
* This table does not include the effect of forwards and derivatives used to hedge the foreign exchange exposure

Mexico

We gained 1.0 milion subscribers in the second quarter, approximately 88% more than in the year-earlier quarter, to finish June with 61.3 million subs, 5.5% more than a year before. Of our net adds, 20% were postpaid. Our postpaid base increased 23.8% from June 2009 contributing to the growth of our market share in the postpaid segment of the market: in March it had risen to 50.2% from 47.2% a year earlier.

Revenues of 36.0 billion pesos in the second quarter were 8.1% higher year-on-year, with net service revenues totaling 30.3 billion pesos, a 7.1% annual increase.  ARPUs rose 2.0% to 166 on the back of strong data revenues—up 25.3%—and continued increases in MOUs, which at 208 were 6.2% higher than a year before. Through June, revenues were up 9.2% from a year before, to 71.2 billion pesos, with net service revenues of 59.6 billion pesos exceeding by 7.5% those of the first half of  2009.

Our 3G coverage has kept on expanding, and now reaches 70% of Mexico’s population.

INCOME STATEMENT (IFRS)
Mexico
Millions of MxP
	2Q10	2Q09	Var.%	Jan - Jun 10	Jan - Jun 09	Var.%

Revenues	36,042	33,342	8.1%	71,236	65,246	9.2%

Operating Income	18,990	17,300	9.8%	36,919	33,519	10.1%
%	52.7%	51.9%		51.8%	51.4%

Mexico Operating Data (IFRS)

	2Q10	2Q09	Var.%
Wireless Subscribers (thousands)	61,293	58,081	5.5%
Postpaid	5,697	4,601	23.8%
Prepaid	55,597	53,479	4.0%
MOU	208	196	6.2%
ARPU	166	163	2.0%
Churn (%)	3.0%	2.9%	0.0

Argentina, Paraguay and Uruguay

Net additions of 471 thousand in the second quarter—nearly one third of them postpaid—exceeded by 24.1% those of the year earlier quarter bringing our combined subscriber base to 19.2 million clients in June, 9.8% more than a year before.

Revenues of 2.2 billion Argentinean pesos exceeded by 17.5% those obtained in the same period of 2009. Equipment revenues came down on an annual basis but service revenues were up 21.1% on the back of both voice and data revenues, both of which grew at the same pace.  ARPU jumped 10.4% increase although MOUs were slightly down year-on-year.

Revenues for the first six months totaled 4.4 billion Argentinean pesos, 17.9% more than a year before, with service revenues rising 22.0%.

INCOME STATEMENT (IFRS)
Argentina, Uruguay & Paraguay
Millions of ARP
	2Q10	2Q09	Var.%	Jan - Jun 10	Jan - Jun 09	Var.%

Revenues	2,219	1,889	17.5%	4,403	3,735	17.9%

Operating Income	803	537	49.6%	1,572	1,017	54.5%
%	36.2%	28.4%		35.7%	27.2%

Argentina, Uruguay & Paraguay Operating Data (IFRS)

	2Q10	2Q09	Var.%
Wireless Subscribers (thousands)	19,157	17,446	9.8%
Postpaid	2,439	2,296	6.2%
Prepaid	16,718	15,150	10.3%
MOU	134	137	-2.0%
ARPU	35	31	10.4%
Churn (%)	1.9%	2.5%	-0.6

Brazil

Our subscriber base reached nearly 47 million subscribers at the end of June after net additions of 1.3 million subs in the second quarter and 2.5 million in the first six months.  Net additions exceeded the prior year’s by 46.7% and 42.5% respectively.

Second quarter revenues expanded 3.5% from the year-earlier-quarter to 2.9 billion reais, powered along by net service revenues that rose 4.3%.  These in turn were driven by data revenues that swelled 44.1%. ARPU was down 9.8% due to the acceleration of subscriber growth and the lag that typically exists between subscriber and revenue growth. MOUs kept on rising, reaching 93 minutes, the highest we have recorded in the country; they were up 27.9% from a year before. In the six months to June revenues totaled 5.7 billion reais, an increase of 3.4% in annual terms.

Operating income declined year-on-year on account of the faster pace of depreciation adopted at the end of last year.

INCOME STATEMENT (IFRS)
Brazil
Millions of BrL
	2Q10	2Q09	Var.%	Jan - Jun 10	Jan - Jun 09	Var.%

Revenues	2,902	2,804	3.5%	5,671	5,485	3.4%

Operating Income	46	218	-79.1%	227	439	-48.2%
%	1.6%	7.8%		4.0%	8.0%

Brazil Operating Data (IFRS)

	2Q10	2Q09	Var.%
Wireless Subscribers (thousands)	46,902	40,486	15.8%
Postpaid	8,934	8,407	6.3%
Prepaid	37,967	32,079	18.4%
MOU	93	73	27.9%
ARPU	19	22	-9.8%
Churn (%)	3.2%	2.8%	0.4

Colombia-Panama

We added 585 thousand subscribers in the first half of the year, 222 thousand of which were added in the second quarter. Our subscriber base rose 4.6% over the previous year to 28.4 million clients, while our postpaid sub base grew almost twice as rapidly at 9.0%.

Revenues for the quarter were 1.5 trillion Colombian pesos, 11.0% above those of 2009. Service revenues rose 6.8% boosted by data revenues which doubled. Relative to service revenues, the data component has climbed 7.8 percentage points in one year. In the six months to June, revenues totaled 3 trillion Colombian, 5.2% more than in the first half of 2009.

INCOME STATEMENT (IFRS)
Colombia and Panama
Billions of COP
	2Q10	2Q09	Var.%	Jan - Jun 10	Jan - Jun 09	Var.%

Revenues	1,498	1,350	11.0%	2,961	2,815	5.2%

Operating Income	536	432	24.1%	1,086	887	22.4%
%	35.8%	32.0%		36.7%	31.5%

Colombia and Panama Operating Data (IFRS)

	2Q10	2Q09	Var.%
Wireless Subscribers (thousands)	28,382	27,133	4.6%
Postpaid	4,132	3,792	9.0%
Prepaid	24,250	23,340	3.9%
MOU	205	170	20.1%
ARPU	15,748	15,441	2.0%
Churn (%)	3.6%	2.9%	0.7

Chile

Net additions for the second quarter came in at 279 thousand taking to 451 thousand the total for the year. Both were approximately 2.5 times higher than those of the prior year. We ended June with over four million clients, 27.1% more than the year before, with our postpaid base exhibiting a 48.1% growth rate.

We obtained revenues of 74.4 billion chilean pesos in the second quarter which represents an annual increase of 34.3%. Service revenues were up 28.3% year-on-year with data revenues more than doubling relative to those of 2009. ARPU was 2.8% higher than in the same period of 2009 in spite of the acceleration of subscriber growth buoyed by both data usage and voice revenues, with the latter increasing 20.6% from a year before.  Revenues for the first half stood at 142.4 billion Chilean pesos; they were up 25.1% year-on-year.

INCOME STATEMENT (IFRS)
Chile
Millions of ChP
	2Q10	2Q09	Var.%	Jan - Jun 10	Jan - Jun 09	Var.%

Revenues	74,441	55,412	34.3%	142,604	113,996	25.1%

Operating Income	(13,916)	(10,383)	-34.0%	(26,790)	(19,387)	-38.2%
%	-18.7%	-18.7%		-18.8%	-17.0%

Chile Operating Data (IFRS)

	2Q10	2Q09	Var.%
Wireless Subscribers (thousands)	4,048	3,185	27.1%
Postpaid	632	427	48.1%
Prepaid	3,416	2,758	23.9%
MOU	178	152	16.8%
ARPU	4,850	4,719	2.8%
Churn (%)	4.3%	3.6%	0.7

Ecuador

We finished June with just over ten million subscribers—13.8% more than a year before—after adding 279 thousand subscribers in the second quarter. Our net additions for the period were 21.5% greater than those obtained in the same period of 2009.  During the second quarter we were a net gainer of users that filed for number portability.

Second quarter revenues of 290 million dollars expanded 11.0% year-over-year with service revenues rising 11.8%. Data revenues grew 36.9% year-on-year and they were equivalent to approximately one fourth of the service revenues of the quarter.  MOUs increased 31.1% from a year before to 108. In the first half of 2010 revenues totaled 576 million dollars, up 9.9% helped along by service revenue growth of 11.1%

INCOME STATEMENT (IFRS)
Ecuador
Millions of Dollars
	2Q10	2Q09	Var.%	Jan - Jun 10	Jan - Jun 09	Var.%

Revenues	290	261	11.0%	576	525	9.9%

Operating Income	106	87	21.8%	208	175	19.1%
%	36.7%	33.4%		36.2%	33.4%

Ecuador Operating Data (IFRS)

	2Q10	2Q09	Var.%
Wireless Subscribers (thousands)	10,060	8,842	13.8%
Postpaid	1,175	994	18.3%
Prepaid	8,885	7,849	13.2%
MOU	108	83	31.1%
ARPU	8	8	-1.5%
Churn (%)	1.8%	1.1%	0.7

Peru

Our net subscriber additions in the second quarter, 334 thousand exceeded by 54.3% those of the prior year and brought the total through June to 765 thousand. Our subscriber base finished the period with 9.1 million clients, 17.8% more than a year ago, with our postpaid base expanding slightly more rapidly than the prepaid one.  We continue to sign in clients by virtue of the number portability scheme as 7 out of 10 ported numbers end up as Claro subscribers.

Second quarter revenues rose 21.8% annually to 662 million soles driven by service revenue growth of 24.6%. Data revenues shot up 80.7% in the year, which was key to its ARPU increasing by 6.6%, strongly supported by voice revenues that increased 18.5%. In the first semester of 2010 our revenues totaled 1.3 billion soles for a 20.6% year-on-year increase on the back of service revenue growth of 23.7%.

According to the first brief on broadband published in June by the Ministry of Communications, Claro is the clear leader in wireless broadband in Peru.

INCOME STATEMENT (IFRS)
Peru
Millions of Soles
	2Q10	2Q09	Var.%	Jan - Jun 10	Jan - Jun 09	Var.%

Revenues	662	544	21.8%	1,316	1,091	20.6%

Operating Income	215	117	82.7%	438	253	73.1%
%	32.4%	21.6%		33.3%	23.2%

Peru Operating Data (IFRS)

	2Q10	2Q09	Var.%
Wireless Subscribers (thousands)	9,076	7,704	17.8%
Postpaid	1,018	857	18.8%
Prepaid	8,058	6,847	17.7%
MOU	96	117	-18.2%
ARPU	21	20	6.6%
Churn (%)	2.9%	3.1%	(0.2)

Central America

Our combined operations added 308 thousand wireless subscribers in the second quarter, more than three times those registered a year before. Our wireless subscriber base reached 10 million, 7.8% more than the prior year while our postpaid subscriber base shot up 20.4%. In addition to these, we had a 2.3 million landlines in the region.

We obtained revenues of 342 million dollars in the quarter, 2.1% more than a year before. Data revenues were the most dynamic component of service revenues; they posted an annual increase of 63.9% in the period. First half revenues were 675 million dollars.

INCOME STATEMENT (IFRS)
Central America Consolidated
Millions of Dollars
	2Q10	2Q09	Var.%	Jan - Jun 10	Jan - Jun 09	Var.%

Revenues	342	335	2.1%	675	672	0.4%

Operating Income	20	57	-64.9%	71	113	-37.2%
%	5.9%	17.1%		10.5%	16.8%

Central America Consolidated Operating Data (IFRS)

	2Q10	2Q09	Var.%
Wireless Subscribers (thousands)	10,043	9,312	7.8%
Postpaid	523	434	20.4%
Prepaid	9,520	8,878	7.2%
Fixed Lines (thousands)	2,257	2,250	0.3%
Total Lines (Wireless + Fiexed, 000's)	12,300	11,562	6.4%
MOU	111	110	0.3%
ARPU	6	6	-0.9%
Churn (%)	2.3%	1.9%	0.3

The Caribbean

After adding 168 thousand subscribers in the second quarter we finished June with 6.4 million subscribers, 14.0% more than last year. We also had 1.5 million landlines in the islands.

Second quarter revenues of 538 million dollars were 3.4% higher than those of 2009. Data revenues jumped 47.9% in the period and represent 11.3% of service revenues. In the first half revenues added up to 1.1 billion dollars and were 3.7% greater than the year before.

INCOME STATEMENT (IFRS)
Caribbean Consolidated
Millions of Dollars
	2Q10	2Q09	Var.%	Jan - Jun 10	Jan - Jun 09	Var.%

Revenues	538	521	3.4%	1,071	1,033	3.7%

Operating Income	63	93	-32.5%	126	165	-24.1%
%	11.7%	17.9%		11.7%	16.0%

Caribbean Consolidated Operating Data (IFRS)

	2Q10	2Q09	Var.%
Wireless Subscribers (thousands)	6,424	5,633	14.0%
Postpaid	1,451	1,031	40.8%
Prepaid	4,973	4,603	8.0%
Fixed Lines (thousands)	1,507	1,568	-3.9%
Total Lines (Wireless + Fiexed, 000's)	7,931	7,211	10.0%
MOU	319	242	31.9%
ARPU	12	12	1.1%
Churn (%)	4.6%	4.5%	0.1

United States

We added 460 thousand new clients in the second quarter to finish June with 15.9 million subscribers, 27.4% more than the prior year.

Our revenues jumped 72.7% year-on-year to 684 million dollars. Service revenues rose 60.4% with data revenues quadrupling. ARPU was up 24.1% driven mostly by data and our StraightTalk plans. In the six months to June revenues totaled 1.3 billion dollars and were 66.8% higher than those of the prior year.

INCOME STATEMENT (IFRS)
United States
Millions of Dollars
	2Q10	2Q09	Var.%	Jan - Jun 10	Jan - Jun 09	Var.%

Revenues	684	396	72.7%	1,289	773	66.8%

Operating Income	67	73	-8.2%	137	140	-2.1%
%	9.8%	18.4%		10.6%	18.1%

United States Operating Data (IFRS)

	2Q10	2Q09	Var.%
Wireless Subscribers (thousands)	15,912	12,489	27.4%
MOU	210	77	172.8%
ARPU	12	10	24.1%
Churn (%)	4.0%	3.9%	0.1

Glossary of Terms

ARPU – Average Revenue per User. The ratio of service revenues in a given period to the average number of wireless subscribers in the same period. It is presented on a monthly basis.

ARPM- Average Revenue per Minute. The ratio of service revenues to airtime traffic.

Capex – Capital Expenditure. Accrued capital expenditures related to the expansion of the telecommunications infrastructure.

Churn – Disconnection Rate. The ratio of wireless subscribers disconnected during a given period to the number of wireless subscribers at the beginning of that period.

EDGE – Enhanced Data rates for GSM Evolution. A technology that gives GSM the capacity to handle data services for the third generation mobile telephony.

EPS (Mexican pesos) – Earnings per share. Total earnings in Mexican pesos divided by total shares.

Earnings per ADR (US$) – Total earnings in U.S. dollars divided by total ADRs equivalent.

Equity subscribers – Subscribers weighted by the economic interest held in each company.

GSM – Global System for Mobile communications. It is the world’s leading and fastest growing mobile standard.

GPRS – General Packet Radio Service. Enables GSM networks to offer higher capacity, Internet-based-content and packet-based data services.  It is a second generation technology.

Gross additions – Total number of subscribers acquired during the period.

Licensed pops – Licensed population. Population covered by the licenses that each of the companies manage.

Market share – A company’s subscriber base divided by the total number of subscribers in that country.

MOU – Minutes of Use per subscriber. The ratio of wireless traffic in a given period to the average number of wireless subscribers in that same period.  It is presented on a monthly basis.

Net subscriber additions – The difference in the subscriber base from one period to another. It is the different between gross additions and disconnections.

Net debt – Total short and long term debt minus cash and marketable securities.

Prepaid – Subscriber that may purchase airtime to recharge a cellular phone. The client does not hold a contract with the company for voice and data services.

Postpaid – Subscriber that has a contract for the use of airtime. The client has no need of activating airtime, it is done so immediately.

Push-to-talk – Enables compatible mobile phones to function like two-way radios.

SMS – Short Message Service.

SAC – Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation. Handset subsidy is calculated as the difference between equipment cost and equipment revenues.

Wireless penetration – The ratio of total wireless subscribers in any given country divided by the total population in that country.

Exchange Rates Local Currency Units per USD

	2Q10	2Q09	Var.%	Jan - Jun 10	Jan - Jun 09	Var.%

Mexico
EoP	12.66	13.20	-4.1%	12.66	13.20	-4.1%
Average	12.55	13.35	-6.0%	12.67	13.86	-8.5%

Brazil
EoP	1.80	1.95	-7.7%	1.80	1.95	-7.7%
Average	1.79	2.07	-13.6%	1.80	2.19	-18.0%

Argentina
EoP	3.93	3.80	3.5%	3.93	3.80	3.5%
Average	3.90	3.73	4.6%	3.87	3.64	6.4%

Chile
EoP	547	532	2.9%	547	532	2.9%
Average	530	566	-6.4%	524	586	-10.6%

Colombia
EoP	1,916	2,159	-11.2%	1,916	2,159	-11.2%
Average	1,950	2,230	-12.6%	1,949	2,321	-16.0%

Guatemala
EoP	8.03	8.15	-1.4%	8.03	8.15	-1.4%
Average	8.00	8.11	-1.3%	8.09	8.03	0.8%

Honduras
EoP	19.03	19.03	0.0%	19.03	19.03	0.0%
Average	19.03	19.03	0.0%	19.03	19.03	0.0%

Nicaragua
EoP	21.35	20.33	5.0%	21.35	20.33	5.0%
Average	21.22	20.21	5.0%	21.09	20.09	5.0%

Peru
EoP	2.83	3.01	-6.1%	2.83	3.01	-6.1%
Average	2.84	3.02	-6.1%	2.85	3.11	-8.4%

Paraguay
EoP	4,756	5,020	-5.3%	4,756	5,020	-5.3%
Average	4,726	5,026	-6.0%	4,704	5,044	-6.7%

Uruguay
EoP	21.13	23.43	-9.8%	21.13	23.43	-9.8%
Average	19.69	23.70	-16.9%	19.67	23.61	-16.7%

Dominican
EoP	36.89	36.05	2.3%	36.89	36.05	2.3%
Average	36.77	36.03	2.1%	36.55	35.85	2.0%

Jamaica
EoP	86.02	89.07	-3.4%	86.02	89.07	-3.4%
Average	88.16	89.03	-1.0%	88.93	87.74	1.4%

Exchange Rates

	4Q09	4Q08	Var.%	Jan - Dec 09	Jan - Dec 08	Var.%

USA
EoP	0.08	0.08	4.3%	0.08	0.08	4.3%
Average	0.08	0.07	6.4%	0.08	0.07	9.3%

Brazil
EoP	7.03	6.76	3.9%	7.03	6.76	3.9%
Average	7.00	6.44	8.8%	7.05	6.32	11.6%

Argentina
EoP	3.22	3.48	-7.4%	3.22	3.48	-7.4%
Average	3.22	3.58	-10.1%	3.27	3.81	-14.1%

Chile
EoP	0.023	0.025	-6.8%	0.023	0.025	-6.8%
Average	0.024	0.024	0.4%	0.024	0.024	2.3%

Colombia
EoP	0.0066	0.0061	8.0%	0.0066	0.0061	8.0%
Average	0.0064	0.0060	7.5%	0.0065	0.0060	8.9%

Guatemala
EoP	1.58	1.62	-2.7%	1.58	1.62	-2.7%
Average	1.57	1.65	-4.8%	1.57	1.73	-9.3%

Honduras
EoP	0.67	0.69	-4.1%	0.67	0.69	-4.1%
Average	0.66	0.70	-6.0%	0.67	0.73	-8.5%

Nicaragua
EoP	0.59	0.65	-8.7%	0.59	0.65	-8.7%
Average	0.59	0.66	-10.5%	0.60	0.69	-12.9%

Peru
EoP	4.48	4.38	2.1%	4.48	4.38	2.1%
Average	4.42	4.41	0.1%	4.45	4.46	-0.2%

Paraguay
EoP	0.0027	0.0026	1.2%	0.0027	0.0026	1.2%
Average	0.0027	0.0027	0.0%	0.0027	0.0027	-1.9%

Uruguay
EoP	0.60	0.56	6.3%	0.60	0.56	6.3%
Average	0.64	0.56	13.2%	0.64	0.59	9.8%

Dominican
EoP	0.34	0.37	-6.3%	0.34	0.37	-6.3%
Average	0.34	0.37	-7.9%	0.35	0.39	-10.3%

Jamaica
EoP	0.15	0.15	-0.7%	0.15	0.15	-0.7%
Average	0.14	0.15	-5.1%	0.14	0.16	-9.8%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2010

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Carlos García Moreno
Name: Title:	Carlos García Moreno Chief Financial Officer